LEIDOS HOLDINGS, INC.

11951 Freedom Drive

Reston, Virginia 20190

July 7, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Wray, Esq., Attorney-Advisor

Jan Woo, Legal Branch Chief

Stephen Krikorian, Accounting Branch Chief

Laura Veator, Staff Accountant

Re:	Leidos Holding, Inc. (the “Company”)

Registration Statement on Form S-4

File No. 333-210796

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 12:00 P.M. Eastern time on Monday, July 11, 2016, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Robert B. Pincus of Skadden, Arps, Slate, Meagher & Flom LLP at (302) 651-3000, or in his absence, Vincent A. Maffeo of Leidos Holdings, Inc. at (571) 526-6000.

Very truly yours, LEIDOS HOLDINGS, INC.

By:	/s/ Raymond L. Veldman
Name:	Raymond L. Veldman
Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary

cc:	Roger A. Krone, Leidos Holdings, Inc.

Vincent A. Maffeo, Leidos Holdings, Inc.

Robert B. Pincus, Skadden, Arps, Slate, Meagher & Flom LLP